EXPENSE LIMITATION AGREEMENT


         This Agreement is made by and between Investors Mark Series Fund, Inc., a Maryland corporation (the "Company") on behalf of each of its series as listed on Schedule A (each a "Portfolio" or collectively, "Portfolios"), and Investors Mark Advisors, LLC, a Delaware limited liability company ("IMA").

                                 R E C I T A LS

         WHEREAS, the Company is registered as an open-end management investment company under the Investment Company Act of 1940 (the "1940 Act"); and

         WHEREAS, the Company and IMA have entered into an Investment Advisory Agreement dated ________________, 2002 (the "Advisory Agreement") and the Company and IMA have entered into an Administrative Services Agreement dated ___________, 2002 (the "Administrative Services Agreement") pursuant to which Jones & Babson, Inc. provides services to the Company for compensation based on the value of the average daily net assets of each Portfolio; and

         WHEREAS, the Company and IMA have determined that it is appropriate and in the best interests of the Company and its shareholders to maintain the expenses of each Portfolio at a level below the level to which each Portfolio may otherwise be subject.

         NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties agree as follows:

1.       Expense Limitation.

         1.1 Portfolio Operating Expenses; Excess Amount. To the extent that the "Annual Portfolio Operating Expenses" (within the meaning of Item 3 of Form N-1A) incurred by each Portfolio in any fiscal year, but excluding brokerage and other investment-related costs, interest, taxes, dues, fees and other charges of governments and their agencies including the cost of qualifying each Portfolio's shares for sale in any jurisdiction, extraordinary expenses such as litigation (including legal and audit fees and other costs in contemplation of or incident thereto) and indemnification and other expenses not incurred in the ordinary course of each Portfolio's business ("Portfolio Operating Expenses"), exceed the Operating Expense Limit (as defined in Section 1.2 below), IMA shall be obligated to reimburse each Portfolio for such excess amount (the "Excess Amount").

         1.2. Operating Expense Limit. The Operating Expense Limit in any fiscal year with respect to each Portfolio shall be the amount, expressed as a percentage of the average daily net assets of each Portfolio, set forth in Schedule A.

         1.3. Method of Computation. To determine IMA's obligation with respect to the Excess Amount, each day the Portfolio Operating Expenses for each Portfolio shall be annualized. If the annualized Portfolio Operating Expenses for any day of a Portfolio exceed the Operating Expense Limit for the Portfolio, IMA shall remit to the respective Portfolio an amount that, together with any offset of waived or reduced advisory or administrative services fees, is sufficient to pay that day's Excess Amount. Each Portfolio may offset amounts owed to the Portfolio pursuant to this Agreement against the fees payable to IMA pursuant to the Advisory Agreement or Jones & Babson, Inc. pursuant to the Administrative Services Agreement.

         1.4. Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the services fees waived or reduced and other payments remitted by Jones & Babson, Inc. or IMA to the respective Portfolio with respect to the previous fiscal year shall equal the Excess Amount.

2. Recoupment of Fee Waivers and Expense Reimbursements.

         2.1. Recoupment. If on any day during which this Agreement is in effect, the estimated annualized Portfolio Operating Expenses of a Portfolio for that day are less than the Operating Expense Limit, IMA shall be entitled to recoup from the Portfolio the services fees waived or reduced and other payments remitted by IMA to the respective Portfolio pursuant to Section 1 of this Agreement (the "Recoupment Amount") during any of the previous thirty-six (36) months, to the extent that the respective Portfolio's annualized Portfolio Operating Expenses plus the amount so recouped equals, for such day, the Operating Expense Limit provided in Schedule A, provided that such amount paid to IMA will in no event exceed the total Recoupment Amount and will not include any amounts previously recouped. In no event may any fees waived or expenses reimbursed during the initial two years of this Agreement ever be recouped.

         2.2. Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Portfolio Operating Expenses of the respective Portfolio for the prior fiscal year (including any recoupment payments with respect to such fiscal year) do not exceed the Operating Expense Limit.

3. Term and Termination of Agreement. This Agreement shall become effective on __________________, 2002 and shall continue for an initial period of two years. Thereafter, this Agreement may be terminated by the Company at any time, without the payment of any penalty, or by IMA upon 60 days' prior written notice to the Company. In addition, this Agreement shall automatically terminate upon the termination of the Advisory Agreement, unless such termination of the Advisory Agreement occurs in connection with a transfer of the advisory relationship to an affiliate of IMA.

4. Notice. Any notice under this Agreement shall be in writing, addressed, delivered or mailed, postage prepaid, to the other party at such address as such other party may designate in writing for receipt of such notice.

5. Interpretation; Governing Law. This Agreement shall be subject to and interpreted in accordance with all applicable provisions of law including, but not limited to, the 1940 Act, and the rules and regulations promulgated under the 1940 Act. To the extent that the provisions of this Agreement conflict with any such applicable provisions of law, the latter shall control. The laws of the State of Maryland shall otherwise govern the construction, validity and effect of this Agreement.

6. Amendments. This Agreement may be amended only by a written agreement signed by each of the parties.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers as of _____________________, 2002.

                                         INVESTORS MARK SERIES FUND, INC.


                                    By:  _________________________________
                                          Name:
                                          Title:

                                         INVESTORS MARK ADVISORS, LLC


                                    By:  _________________________________
                                          Name:
                                          Title:




                                   Schedule A


         Portfolio                                Operating Expense Limit

         Mid Cap Equity Portfolio                        .90%
         Large Cap Growth Portfolio                      .90%
         Large Cap Value Portfolio                       .90%
         Growth & Income Portfolio                       .90%
         Balanced Portfolio                              .90%
         Intermediate Fixed Income Portfolio             .80%
         Money Market Portfolio                          .50%
         Global Fixed Income Portfolio                  1.00%
         Small Cap Equity Portfolio                     1.05%